BioVie Inc.

680 W Nye Lane

Suite 204

Carson City, NV 89703

April 7, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jimmy McNamara

Re:	BioVie Inc.
Registration Statement on Form S-3
File No. 333-271054

Dear Mr. McNamara:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BIOVIE INC. a Nevada corporation, hereby respectfully requests that the effective date of the above-captioned registration statement on Form S-3 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4:00 p.m., Eastern Time, on April 10, 2023, or as soon as practicable thereafter.

Please contact Michael S. Lee (michael.lee@reedsmith.com / telephone: (212) 549-0358) of Reed Smith LLP with any questions and please notify when this request for acceleration has been granted.

[Signature Page Follows]

Sincerely,

By:	/s/ Joanne Wendy Kim
Name:	Joanne Wendy Kim
Title:	Chief Financial Officer

cc:	Michael S. Lee, Wendy Grasso, Reed Smith LLP

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